EXHIBIT 12

THE BEAR STEARNS COMPANIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(IN THOUSANDS, EXCEPT FOR RATIO)

	(Unaudited) Nine months Ended		Fiscal Year Ended
	August 31, 2005	August 31 2004	November 30, 2004	November 30, 2003	November 30 2002	November 30 2001	November 30 2000
Earnings before taxes on income	$1,620,922	$1,486,333	$2,022,154	$1,772,269	$1,310,963	$934,444	$1,171,523
Add: Fixed Charges
Interest	2,847,851	1,055,370	1,609,019	1,400,953	1,762,580	3,793,998	4,772,286
Interest factor in rents	33,098	27,117	37,143	36,038	37,735	33,500	32,200
Total fixed charges	2,880,949	1,082,487	1,646,162	1,436,991	1,800,315	3,827,498	4,804,486
Earnings before fixed charges and taxes on income	$4,501,871	$2,568,820	$3,668,316	$3,209,260	$3,111,278	$4,761,942	$5,976,009
Preferred stock dividend requirements	$28,985	$32,144	$42,214	$48,084	$53,142	$59,074	$59,264
Total combined fixed charges and preferred stock dividends	$2,909,934	$1,114,631	$1,688,376	$1,485,075	$1,853,457	$3,886,572	$4,863,750
Ratio of earnings to fixed charges	1.6	2.4	2.2	2.2	1.7	1.2	1.2
Ratio of earnings to combined fixed charges and preferred stock dividends	1.5	2.3	2.2	2.2	1.7	1.2	1.2